NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

OF

PEAK FINTECH GROUP INC.

This information is provided in connection with the solicitation by the management of Peak Fintech Group Inc. of proxies to be voted at the Special Meeting of the shareholders to be held on October 27, 2021 at Peak Fintech Group Inc., 550 Sherbrooke West, West Tower, suite 265, Montreal, Quebec, H3A 1B9 at 10:00 AM (Montreal time).

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NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that a Special Meeting (the "Meeting") of the holders of common shares (the "Shares") of Peak Fintech Group Inc. (the "Corporation") will be held on October 27, 2021 at Peak Fintech Group Inc.'s offices located at 550 Sherbrooke West, West Tower, suite 265, Montreal, Quebec, H3A 1B9 at 10:00 AM (Montreal time), for the following purposes:

1. To consider, and if deemed advisable, approve a special resolution, as more particularly set forth in the accompanying Management Information Circular prepared for the purpose of the Meeting, relating to the amendment of the articles of the Corporation to change the place in Canada where the registered office is situated, from the province of Québec to Ontario, effective as at the discretion of the Board ;

2. To transact such other business as may properly come before the Meeting or any adjournment thereof.

Notice is also hereby given that the Board of directors (the "Board" or the "Board of directors") of the Corporation has fixed the record date for the Meeting at the close of business on September 27, 2021. The management information circular and the instrument of proxy for the Meeting are appended to the present Notice of Meeting. Shareholders may exercise their rights by attending the Meeting or by completing an instrument of proxy (the "Proxy"). Your Shares will be voted in accordance with your instructions as indicated on the Proxy. If you cannot attend the Meeting in person, kindly complete and return the enclosed form of proxy to the transfer agent, AST Trust Company (AST), 1 Toronto Street, Suite 1200, Toronto, Ontario, M5C 2V6, in the envelope provided. In order to be valid, the proxy must be in the hands of AST no later than forty-eight hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, or any adjournment thereof, or sent by facsimile at 1-866-781-3111 (toll-free in North America) or (416) 368-2502 by 2:00 PM (Montreal time), at the latest, two business days before the Meeting, or any adjournment thereof; or unless it is delivered to the Chairman of the Meeting prior to the commencement of the Meeting, or any adjournment thereof. A person appointed as Proxy need not be a shareholder of the Corporation.

Due to the current COVID-19 pandemic and physical distancing rules applicable within the Province of Quebec, the Corporation will hold the Meeting virtually, allowing shareholders to attend the meeting while also protecting the health of everyone. However, note that the corporation can not accept voting via the meeting's electronic platform. Therefore, no votes will be accepted at the webcast meeting and presence through the webcast medium will not, by itself without a proxy having been returned as described herein, be counted for the purposes of quorum, or voting. It is therefore highly recommended that shareholders who wish to ensure that their common shares will be voted, must complete, date and execute the enclosed form of proxy, or another suitable form of proxy, and deliver it by hand, by mail or by fax in accordance with the instructions set out in the form of proxy and in the circular.

PRIOR REGISTRATION TO THE MEETING IS REQUIRED. TO CONFIRM YOUR ATTENDANCE, PLEASE COMPLETE THE REGISTRATION FORM AVAILABLE AT: https://tinyurl.com/PKKSM2021

Once your registration has been approved, you will receive an email with a link to the meeting. A Zoom meeting account is required to enter the meeting through the Web based application, you can register for free on the platform at Zoom.us. The registration confirmation email also contains Canada, U.S.A and Hong Kong based international numbers, which you can use to access the meeting with your phone.

SIGNED at Montréal, Quebec, on October 6, 2021

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Johnson Joseph

Johnson Joseph, President & CEO

DEAR SHAREHOLDERS,

We invite you to attend Peak Fintech Group Inc.'s Special Meeting of Shareholders (the "Meeting") to be held on October 27, 2021 at Peak Fintech Group Inc.'s offices located at 550 Sherbrooke West, West Tower, suite 265, Montreal, Quebec, H3A 1B9 at 10:00 AM

This Management Information Circular describes the business to be conducted at the Meeting.

Following the business of the Meeting, you will be able to meet and ask questions to the Board of directors and management.

Your vote is important so please review carefully the voting details on pages 4, 5, 6, 7, 8 and 9 of this Management Information Circular.

We hope you will join us.

Sincerely,

/s/ Charles-André Tessier

Charles-André Tessier

Chair of the Board

Corporate headquarters:

Peak Fintech Group Inc.
550, Sherbrooke W
West tower, Suite 265
Montreal, QC, H3A 1B9
Tel : (514) 340-7775
Fax: (514) 340-2228

MANAGEMENT PROXY CIRCULAR

This management information circular dated October 6, 2021, is furnished to the holders of common shares (the "Shares") (the "Shareholder(s)") of Peak Fintech Group Inc. (the "Corporation") in connection with the solicitation of proxies by and on behalf of management of the Corporation (the "Information Circular") for use at the Special Meeting of Shareholders (the "Meeting") to be held on October 27, 2021, at Peak Fintech Group Inc.'s offices located at 550 Sherbrooke West, West Tower, suite 265, Montreal, Quebec, H3A 1B9 at 10:00 AM (Montreal time).

This Information Circular is being mailed by the Management of the Corporation to Shareholders of record on September 27, 2021, which is the date that has been fixed by the directors of the Corporation as the record date (the "Record Date") to determine the Shareholders who are entitled to receive notice of the Meeting. Only holders of Shares as of the Record Date are entitled to receive notice of the Meeting. Shareholders as of the Record Date will be entitled to vote their Shares at the Meeting, unless the Shareholder transfers his Shares after the Record Date, in which case the transferee of those Shares will be entitled to vote such Shares at the Meeting if the transferee establishes that he owns the Shares and demands, no later than ten (10) days before the Meeting, that the transferee's name be included in the list of Shareholders entitled to vote at the Meeting.

The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, executive officers and employees of the Corporation. The Corporation does not reimburse Shareholders, nominees or agents for the cost incurred in obtaining authorization to execute forms of proxy, except that the Corporation has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Corporation will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Corporation.

Under the Corporation's by-laws, a quorum for the transaction of business at any meeting of Shareholders shall be at least two persons present in person or represented by proxy holding or representing not less than 5% of the Shares entitled to be voted at the meeting. If a quorum is present at the opening of the Meeting, the Shareholders present may proceed with the business of the Meeting notwithstanding that a quorum is not present throughout the Meeting. If a quorum is not present at the opening of the Meeting, the Shareholders present may adjourn the Meeting to a fixed time and place but may not transact any other business.

WHO CAN VOTE & ATTEND THE MEETING

All Shareholders of the Corporation are entitled to vote at the Meeting, provided that the appropriate procedure is followed as it may differ for registered and non-registered Shareholders. Voting will be by a show of hands, each Shareholder having one vote, unless a poll is requested or required, in which case each Shareholder is entitled to one vote for each Share. In order to approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast will be required (an "ordinary resolution") unless the motion requires a special resolution in which case a majority of 2/3 of the votes cast will be required (a "special resolution"). As of the Record Date, there are 82,520,176 Shares issued and outstanding.

HOW TO VOTE

Registered Shareholders

Registered Shareholders hold Shares that are registered directly in their name. If you are a registered Shareholder, you may vote by proxy, in person at the meeting or by appointing another person, your proxy holder, to vote for you as explained below under "Voting by proxy". To vote your shares in person at the meeting do not complete or return the proxy form as your vote will be taken at the meeting. When you arrive at the meeting, please register at the desk with the transfer agent, AST Trust Company.

Non-registered Shareholders

Non-registered Shareholders hold Shares that are registered in the name of an intermediary, such as a bank, broker or trust company. If you are a non-registered Shareholder, you may vote your Shares through your intermediary or in person at the meeting. To vote your Shares through your intermediary, you should follow the instructions in the form provided by your intermediary. (SEE ADVICE TO BENEFICIAL SHAREHOLDERS OF SHARES)

Voting by Proxy and revocation of Proxy

The persons named as proxy holders in the enclosed Form of Proxy were designated by the directors of the Corporation (the "Designated Persons").

A Shareholder has the right to appoint a person or corporation (who need not be a Shareholder) to attend and to act for and on behalf of that Shareholder at the Meeting, other than the Designated Persons in the enclosed Form of Proxy. To exercise this right, the Shareholder may do so by inserting the name of such other person on the Form of Proxy in the space provided.

In order to be voted, the completed Form of Proxy must be received by AST Trust Company at least 48 hours, excluding Saturdays, Sundays and holidays, prior to the Meeting date or an adjournment of the Meeting, or by the Chairman of the Meeting on the date of the Meeting.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder's attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact for the corporation. If a Form of Proxy is executed by an attorney-in- fact for an individual Shareholder or joint Shareholders or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarial copy thereof, should accompany the Form of Proxy. A Shareholder who has given a proxy may revoke it at any time, before it is exercised, by an instrument in writing: (a) executed by that Shareholder or by that Shareholder's attorney- in-fact authorized in writing or, in the case where that Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Corporation at 550 Sherbrooke West, West Tower, Suite 265, Montreal, Québec H3A 1B9 at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening date thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening date thereof; or (iii) in any other manner provided by law. Also, a proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder; or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

If the Shareholder gives instructions to the proxy holder on how to vote such Shares, the proxy holder must follow them. If the Shareholder does not provide the proxy holder with voting instructions, the proxy holder will vote such Shares as he sees fit. In the Absence of any instructions, the Designated Persons on the proxy form will cast the Shareholder's vote on any poll (ballot) for the approval of all the items set out in the Form of Proxy, except for other matters which may come before the Meeting. The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to other matters, which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Corporation knew of no such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from or withholding of the voting of Shares on any matter, the Shares which are the subject of the abstention or withholding ("non-voted shares") will be counted for determination of a quorum but will not be counted as affirmative or negative on the matter to be voted upon.

No person has been authorized to give any information or to make any representation other than those contained in this Information Circular in connection with the solicitation of proxies and, if given or made, such information or representations must not be relied upon as having been authorized by the Corporation. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

Advice to beneficial Shareholders

Only registered Shareholders or duly appointed proxy holders are permitted to vote at the Meeting. Most Shareholders of the Corporation are "non-registered" or "beneficial" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Beneficial Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Beneficial Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for distribution to Beneficial Holders. Intermediaries are required to forward the Meeting Materials to Beneficial Holders unless a Beneficial Holder has waived the right to receive them. Generally, Beneficial Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Beneficial Holder when submitting the proxy. In this case, the Beneficial Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Corporation's transfer agent as provided above; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Beneficial Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one-page pre- printed form. Sometimes, instead of the one-page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Beneficial Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Beneficial Holders to direct the voting of the shares which they beneficially own. Should a Beneficial Holder who receives one of the above forms wish to vote at the Meeting in person, the Beneficial Holder should strike out the names of the Management Proxy holders named in the form and insert the Beneficial Holder's name in the blank space provided. In either case, Beneficial Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director, proposed director or executive officer of the Corporation, none of the persons who have been directors or executive officers of the Corporation since the commencement of the Corporation's last completed financial year, none of the other insiders of the Corporation and no associate or affiliate of any of the foregoing persons has any substantial interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting or as otherwise specifically discussed in this Information Circular.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue unlimited Shares without par value, of which 82,520,176 are currently issued and outstanding. The Corporation has no other class of voting securities. Provided they are present in person or by proxy, holders of Shares as of the Record Date are entitled to vote, one vote for each Share held, at the Meeting.

To the knowledge of the directors and senior officers of the Corporation as of the date of the Information Circular, there are no persons that, individually or together with other persons, beneficially own, directly or indirectly, or exercise control or direction over, greater than 10% of the voting rights attached to any class of voting securities of the Corporation.

At the date hereof, the directors and the designated executive officer were, as a group, directly or indirectly the beneficial owners of 3,259,801 shares representing 3.95% of the currently issued and outstanding Shares.

AMENDMENT TO ARTICLES OF INCORPORATION

At the meeting, the Shareholders will be asked to consider and, if though advisable, to pass a special resolution authorizing the amendment to the Corporation's articles to change the province in which its registered office is situated, from the province of Québec to the province of Ontario, effective at the discretion of the Board (the "Amendment").

Although the approval of Shareholders for the Amendment is being sought at the Meeting, such Amendment would only become effective at a date in the future to be determined by the Board when it considers it to be in the best interests of the Corporation to implement such Amendment. The proposed Amendment is also subject to certain regulatory approvals, including the approval of the Director appointed under the Canada Business Corporations Act (the "CBCA"). The Board may, in its sole discretion, determine not to implement the Amendment at any time after the Meeting and after receipt of necessary regulatory approvals, but prior to the issuance of a certificate of amendment, without further notice to or action on the part of the Shareholders. Subject to the exercise of such discretion by the Board, the Corporation will file articles of amendment in the prescribed form with the Director appointed under the CBCA. The Amendment will become effective on the date shown on the certificate of amendment issued by the Director appointed under the CBCA.

To be effective, of not less than the Meeting.

the special resolution authorizing the Amendment must be approved by the affirmative vote two-thirds (2/3) of the votes cast by the holders of Shares present in person or by proxy at the Meeting.

Unless the shareholders provide instruction to the contrary or in the absence of specific instruction in this respect, the persons named as proxyholders in the enclosed proxy form intend to vote FOR the adoption of the special resolution, the text of which is set out below:

"IT IS RESOLVED THAT:

1. pursuant to Section 173(1) of the Canada Business Corporations Act, the Corporation is authorized to amend its articles to change the province in which its registered office is situated, from the province of Québec to the province of Ontario;

2. any officer or director of the Corporation is authorized to execute and deliver all such documents and to do and perform all acts and things deemed necessary or advisable to give effect to this special resolution at the time determined, in the Board's sole discretion, to be in the best interest of the Corporation, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination; and

3. notwithstanding that this resolution has been duly passed by the shareholders of the Corporation, the Board is authorized, at its sole discretion and without further approval of or notice to the shareholders of the Corporation, to revoke this resolution before it is acted on in whole or in part if determined, in the Board's sole discretion, to be in the best interest of the Corporation.

OTHER MATTERS

Management of the Corporation is not aware of any other matter to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Corporation including the Annual Financial Statements and the Management Discussion and Analysis are available at www.sedar.com or will be sent, free of charge, to any security holder of the corporation upon request. Shareholders may contact the Corporation at the following address:

Peak Fintech Group Inc.

550, Sherbrooke W

West tower, Suite 265
Montreal, QC, H3A 1B9

BOARD APPROVAL

The contents of this Information Circular have been approved, and this mailing has been authorized by the Corporation's Board of directors.

Where information contained in this Information Circular rests specifically within the knowledge of a person other than the Corporation, the Corporation has relied upon the information furnished by such person.

PEAK FINTECH GROUP INC.

/s/ Johnson Joseph

Johnson Joseph, CEO

Date: October 6, 2021